UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For August 30, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 30, 2005  -  Interim Results





                                                          Tuesday 30 August 2005

 INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2005 AND CLEARANCE TO COMPLETE SOFCO

Bunzl plc, the international distribution and outsourcing Group, today announces its interim results for the six months ended 30 June 2005. It also announces that it has received competition authority clearance for the proposed acquisition of SOFCO announced on 3 August and expects the deal to complete on 3 September. The results from continuing operations were:

   - Revenue up 22% to GBP1,366.3 million

   - Operating profit before intangible amortisation up 28% to GBP91.8 million

   - Profit before tax and intangible amortisation up 23% to GBP87.8 million

   - Profit before tax up 15% to GBP80.0 million

   - Earnings per share up 19% to 16.0p

   - Adjusted earnings per share* up 29% to 17.8p

   - Dividend up 18% to 4.9p

Other highlights include:

   - Filtrona demerged in June

   - All regions increased sales and profits

   - Acquisitions help Continental Europe and Australasia to double revenue and treble operating profit*


Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"These are our first results following the successful demerger of Filtrona from the Group and they clearly demonstrate the underlying strength of our business. Our international scale and our ability to integrate acquisitions position us well for the future."

Commenting on the acquisition of SOFCO, he said:

"I am delighted that the acquisition of SOFCO will complete shortly. Along with Gelpa, Sanicare and Tecep, it underlines our continuing acquisition momentum around the world. It provides us with interesting opportunities in our traditional grocery and redistribution markets in the northeast US and also expands our position in the healthcare and industrial sectors".

* before intangible amortisation

Enquiries:

Bunzl plc                                           Finsbury
Anthony Habgood                                     Roland Rudd
David Williams                                      Morgan Bone
Tel: 020 7495 4950                                  Tel: 020 7251 3801

CHAIRMAN'S STATEMENT

In early June, shareholders of Bunzl received shares in Filtrona plc as our manufacturing operations were successfully demerged into a separate quoted entity. As a result Bunzl is now a focused, international, value-added distribution and outsourcing Group with operations in North America, Europe and Australasia. The results are stated under IFRS and are, therefore, for continuing operations with Filtrona's contribution to profits included as a single line net of interest, tax and the costs of effecting the demerger. Earnings per share under IFRS are also on a continuing operations basis and the dividend represents a dividend on continuing operations. Filtrona plc is today announcing that it will be paying its shareholders a full interim dividend covering the whole six month period including the five months under Bunzl's ownership.

Results from continuing operations

Revenue rose 22% to GBP1,366.3 million (2004: GBP1,121.3 million) as the regions benefited from the combination of organic growth and significant acquisition activity. The effect of the weaker dollar ($1.86: GBP1 compared to $1.81 in
2004) was partially offset by the euro being stronger by 3 cents resulting in an overall adverse currency translation effect of 1-11/2 % on revenue and profit growth. Operating profit before intangible amortisation was up 28% to GBP91.8 million (2004: GBP72.0 million) reflecting improved margins across Europe and Australasia. Profit before tax and intangible amortisation was up 23% to GBP87.8 million (2004: GBP71.6 million) while profit before tax was up 15% to GBP80.0 million  (2004:  GBP69.8  million).  Earnings per share rose 19% to 16.0p (2004:
13.4p) while adjusted earnings per share, after eliminating intangible amortisation, rose 29% to 17.8p (2004: 13.8p).

Cash inflow from the operating activities of continuing operations funded acquisition activity and marginally reduced borrowings. Net debt was also significantly reduced as a result of the demerger and was GBP285.6 million at the end of the period. While shareholders' equity also reduced as a result of the demerger, gearing fell from 83.8% at the year end to 73.6%.

Results from discontinued operations

While underlying trading in Filtrona was good in the five months under Bunzl's ownership, after deducting the costs of the demerger the operating profit after intangible amortisation, interest and tax was GBP4.2 million compared to GBP18.6 million for the six months in 2004.

Dividend

The Board has decided to increase the interim dividend by 18% to 4.9p (2004:
4.15p). Shareholders will again be able to participate in our dividend reinvestment plan.

Board

As announced in February, the demerger of Filtrona resulted in Mark Harper and Paul Heiden resigning from the Board to take up the positions of Chief Executive and non-executive director of Filtrona respectively. Christoph Sander, who was due to become Chief Executive of Bunzl with effect from the demerger and who decided on 2 June not to assume the role for personal reasons, resigned from the Board on 13 July. We wish Mark, Paul and Christoph all the very best for the future. A search is underway for a new Chief Executive.

Acquisitions

Acquisition activity continued in 2005 with the purchase of Gelpa in late January. Based in the Netherlands, Gelpa had sales in 2004 of EUR49 million and principally serves the retail and food processor sectors, complementing our existing strong position in the Dutch Horeca market. In July we acquired Tecep, which had sales in 2004 of EUR41 million and operations in Hungary, Czech Republic, Slovakia, Romania and Poland. Tecep is focused principally on serving the retail, foodservice, catering and food processing sectors and expands our position in the exciting and growing Central European markets. Also in July, Sanicare was purchased in Australia. Based in New South Wales with sales in the year to April 2005 of A$22 million, Sanicare supplies disposable products principally into the healthcare market and strengthens our position in that growing sector. Early in August we announced our intention to purchase SOFCO. Based in New York State, SOFCO had sales in 2004 of $175 million. It will further strengthen our position in the northeast United States in our traditional grocery and redistribution markets while also expanding our position in the healthcare and industrial sectors.

2005 acquisition activity to date will add about GBP175 million to annualised revenue at a total cost of GBP78 million.

Prospects

As constituent parts of what is now a focused, international, value-added distribution and outsourcing Group, we expect each region will grow both organically and by acquisition. Bunzl overall will continue to expand its market coverage both geographically and by sector as we consolidate our industry internationally.

In North America we expect organic growth to continue and prices to remain firm. We also expect momentum in acquisition activity to be maintained as we further consolidate the industry and strengthen our position in growing sectors of the market. Recently acquired businesses have had lower margins than our average and, while we expect these margins to improve as the businesses are integrated into Bunzl, there remains some overall margin pressure particularly in the supermarket sector.

In Europe we also expect organic growth to continue as we win new contracts both in the UK & Ireland and in Continental Europe. While macroeconomic conditions may dampen organic prospects in some parts of Europe this should be offset by our increasing presence in the faster growing economies in Central Europe. We expect acquisition activity to continue as we further extend our geographic coverage and deepen our participation in our chosen sectors. Our increased scale and efficiency across Europe as a whole should continue to benefit our results.

In Australasia we expect to continue the successful development of our position as we grow both organically and by acquisition. We also expect to see benefits from our increasing scale and our position in growing sectors of the market.

While the weak dollar has affected the translation of our Group results into sterling compared to 2004, its current rate suggests that this effect will be greatly diminished for 2005 as a whole. With the euro slightly stronger, current exchange rates would indicate overall currency translation neutrality on our results for 2005 for the first time for many years.

Our strong competitive position in our international markets and our ability to add to organic growth with continuing acquisition activity as we expand both geographically and by market sector give us confidence that the Group will continue to develop successfully.

OPERATING REVIEW

Revenue rose by 22% due to organic growth supplemented by acquisitions. Operating profit before intangible amortisation was up 28% as our acquisition activity and increased scale across Europe as a whole showed through in higher profits. Margin rose to 6.7% (2004: 6.4%) as increases in Continental Europe & Australasia and in the UK & Ireland more than offset a decrease in North America.

North America

The combination of acquisitions towards the end of 2004 and organic development contributed to a 15% dollar sales growth and a 10% dollar operating profit increase over last year. Recent acquisitions with lower margins than our average were a major contributor to the net margin reduction. In addition, margins remain under some pressure, particularly in the supermarket sector, as there continues to be a shift to the larger store format. However, smaller specialised stores have recently made progress in taking market share from these large warehouse stores. This presents great opportunities for us and we are focusing more of our efforts in this area anticipating growth in this niche sector. In addition, we continue to concentrate on expanding our business in the redistribution, processor and convenience store sectors. These areas are growing and offer good opportunities for implementing our distribution model. More recently, we have also committed resources to market and sell jan/san products and services which impact many of our current sectors as well as being a potential new sector in its own right.

Acquisitions continue to help us increase our position in growth sectors, particularly redistribution, non-food retail and jan/san. We are successfully integrating the acquisitions that were made last year and they have helped drive business in these areas. Our recently announced intention to acquire SOFCO further reinforces our position in both our traditional supermarket and redistribution sectors and our expansion into other sectors. We are also reviewing new product lines that increase our penetration into most customers by offering different items that will be combined with our current shipments, thereby improving our productivity. As a more focused company following the demerger of Filtrona, we have initiated conversations with strategic global vendors focused on fulfilling distribution needs not only in North America but also elsewhere around the world. Our global platform is attractive to many North American suppliers who have international distribution needs. As we develop these programs it affords us the opportunity to increase our service to global customers as well.

Operating costs have been closely controlled despite significant increases in fuel costs and freight expense. By implementing our best practices program throughout our warehouse system and by increasingly sophisticated management of truck routes, we have been able to offset these additional costs and even show some improvements. Programs instituted to maximise use of our warehouse space have also contributed to the reduction of costs. At the same time, we continue to improve the service to our customers by offering them a program customised to meet their needs.

UK & Ireland

Revenue grew 6% while the benefits of increased scale and ongoing cost control have delivered an increase in operating profit of 12%.

Our hotel, restaurant and catering supplies business grew partly as a result of a leading hotel group contract secured in the second half of 2004 and a major pub group customer expanding their estate through acquisition. Catering equipment sales increased following the successful implementation of a supply agreement for one of the leading contract caterers. Our ability to offer both catering disposables and catering equipment strengthens our position in the Horeca market and we benefited from a new contract to supply both categories to a national restaurant chain.

Within our retail supplies business, key supermarket customers continue to rationalise their supply base allowing us to consolidate more products on their behalf. Our track record in the sector helped us secure a new goods not for resale consolidation contract for a leading UK retailer starting just before the end of the first half.

Sales in our cleaning and safety business were flat following rationalisation within the cleaning and hygiene branch network. Reduced costs more than offset the reduction in local sales around the closed branches and sales from our national contracts have continued to grow. We have continued to develop our sales of safety products to national construction companies.

Within Ireland, new hotel construction activity driven by available capital allowances helped us increase catering equipment and disposables sales and our retail supplies business secured a contract to supply a broad range of products for a leading retailer.

The vending business has seen the benefits of good cost control combined with new account wins in the retail and hotel markets. We also secured the renewal of a number of significant national contracts.

Continental Europe & Australasia

The business has developed strongly in the first half of 2005 by organic growth, the integration of acquisitions made in 2004 and through continued acquisition activity. Revenue rose by 104% and operating profit by 207%. While the majority of the increase was due to the effect of acquisitions, there was a significant increase in the profitability of the underlying business as a result of improved operating efficiency and scale.

The integration of Groupe Pierre Le Goff in France, which was acquired in May 2004, has continued during the first half of 2005 and the business has continued its previous development plans. The operations are focused on the supply of cleaning and hygiene products and personal protection equipment/safety products. The business continues to develop in line with our expectations, albeit operating in a challenging economic environment. We are exploiting synergies in a number of areas and at the same time investing in the operational infrastructure and IT systems.

Our other businesses in Northern Europe have shown a robust performance in relatively weak economies. This performance has been achieved both through the growth in a number of larger accounts and the continuing benefit from ongoing purchasing initiatives as well as operational improvements achieved through actions taken during 2004. In January 2005 we completed the acquisition of Gelpa in the Netherlands which has provided us with a route into the retail and food processor sectors there. The business has settled in well and, together with our existing Dutch business, is enabling us to achieve synergies.

Our first acquisition in Central Europe, Beltex, a leading distributor of cleaning and safety products in Hungary acquired in 2004, continues to grow strongly. This was followed with the acquisition of Tecep in July 2005. Tecep is a leading distributor of packaging supplies and catering and food processing equipment to the retail, foodservice, catering and food processing markets in Hungary, Czech Republic and Slovakia with smaller operations in Poland and Romania. The acquisition is a significant expansion of our presence in the growing Central European market.

In Australasia we have continued our successful development with the integration of the acquisitions made in 2004 as well as growth in the underlying business. In July 2005 we completed the acquisition of Sanicare, which expands our position and product offering into the growing healthcare sector.


                         CONSOLIDATED INCOME STATEMENT

                                               Six months    Six months    Year to
                                               to 30.6.05    to 30.6.04   31.12.04
Continuing operations                Notes           GBPm          GBPm       GBPm
-----------------------------------------------------------------------------------

Revenue
Existing businesses                               1,351.0       1,121.3    2,438.5
Acquisitions                                         15.3
-----------------------------------------------------------------------------------
                                       3          1,366.3       1,121.3    2,438.5
-----------------------------------------------------------------------------------

Operating profit before intangible amortisation
Existing businesses                                  91.1          72.0      168.9
Acquisitions                                          0.7
-----------------------------------------------------------------------------------
Operating profit before intangible amortisation      91.8          72.0      168.9
Intangible amortisation                              (7.8)         (1.8)      (8.6)
-----------------------------------------------------------------------------------
Operating profit before financing and income tax     84.0          70.2      160.3
Finance income                          4            14.2           6.3       17.0
Finance cost                            4           (18.2)         (6.7)     (19.9)
-----------------------------------------------------------------------------------
Profit before income tax                             80.0          69.8      157.4
-----------------------------------------------------------------------------------
Profit before income tax and intangible
amortisation                                         87.8          71.6      166.0
-----------------------------------------------------------------------------------
Income tax                               5          (26.1)        (23.4)     (53.0)
-----------------------------------------------------------------------------------
Profit for the period                                53.9          46.4      104.4
-----------------------------------------------------------------------------------

Discontinued operations
Profit for the period                    7            4.2          18.6       35.7
-----------------------------------------------------------------------------------
Total profit for the period                          58.1          65.0      140.1
-----------------------------------------------------------------------------------

Attributable to:
Equity holders of the Company                        57.5          64.4      138.9
Minority interests                                    0.6           0.6        1.2
-----------------------------------------------------------------------------------
Total profit for the period                          58.1          65.0      140.1
-----------------------------------------------------------------------------------

Earnings per share of the profit for the
period from continuing operations attributable
to the Company's equity holders
-----------------------------------------------------------------------------------
Basic                                    8           16.0p         13.4p      30.3p
-----------------------------------------------------------------------------------
Diluted                                  8           15.9p         13.4p      30.2p
-----------------------------------------------------------------------------------



                            CONSOLIDATED BALANCE SHEET

                                                  30.6.05   30.6.04   31.12.04
                                                     GBPm      GBPm       GBPm
--------------------------------------------------------------------------------
Assets
Property, plant and equipment                        64.2     200.4      218.4
Intangible assets                                   581.8     552.4      623.7
Deferred tax assets                                  13.6      10.2       14.8
--------------------------------------------------------------------------------
Total non-current assets                            659.6     763.0      856.9

Inventories                                         218.8     249.9      275.2
Income tax receivable                                 2.8       2.2        3.1
Trade and other receivables                         424.3     467.7      465.4
Derivative assets                                     0.8         -          -
Cash and cash equivalents                           103.8      77.2      107.7
--------------------------------------------------------------------------------
Total current assets                                750.5     797.0      851.4
--------------------------------------------------------------------------------
Total assets                                      1,410.1   1,560.0    1,708.3
--------------------------------------------------------------------------------

Equity
Share capital                                       110.0     112.3      112.5
Share premium                                        98.9      86.6       88.3
Capital redemption reserve                            8.6       5.3        5.3
Cash flow hedging reserve                             0.8         -          -
Translation reserve                                   1.1      (1.2)       0.7
Retained earnings                                   168.9     296.4      276.8
--------------------------------------------------------------------------------
Capital and reserves attributable to the
Company's equity holders                            388.3     499.4      483.6
Minority interests                                      -       3.4        3.9
--------------------------------------------------------------------------------
Total equity                                        388.3     502.8      487.5

Liabilities
Interest bearing loans and borrowings               287.8     305.0      290.2
Retirement benefit obligations                       53.2      53.9       70.5
Other payables                                        4.8       3.3        7.6
Provisions                                           31.9      20.2       30.3
Deferred tax liabilities                             49.2      53.5       68.7
--------------------------------------------------------------------------------
Total non-current liabilities                       426.9     435.9      467.3

Bank overdrafts                                      42.6      31.5       43.2
Interest bearing loans and borrowings                59.0      46.4      179.5
Income tax payable                                   41.8      51.5       54.4
Trade and other payables                            364.1     405.5      382.0
Provisions                                            4.1       4.7        7.1
Accruals and deferred income                         83.3      81.7       87.3
--------------------------------------------------------------------------------
Total current liabilities                           594.9     621.3      753.5
--------------------------------------------------------------------------------
Total liabilities                                 1,021.8   1,057.2    1,220.8
--------------------------------------------------------------------------------
Total equity, minority interests and liabilities  1,410.1   1,560.0    1,708.3
--------------------------------------------------------------------------------


                        CONSOLIDATED CASH FLOW STATEMENT

                                               Six months   Six months    Year to
                                               to 30.6.05   to 30.6.04   31.12.04
                                       Notes         GBPm         GBPm       GBPm
---------------------------------------------------------------------------------

Cash flow from operating activities
of continuing operations

Profit before income tax from
continuing operations                                80.0         69.8      157.4
Adjustments for non-cash items:
  Depreciation                                        6.7          6.0       12.9
  Intangible amortisation                             7.8          1.8        8.6
  Share option charge                                 1.3          1.3        2.8
  Other                                              (1.5)        (2.5)      (0.7)
Working capital movement                            (18.3)         2.5      (11.0)
Finance income                                      (14.2)        (6.3)     (17.0)
Finance cost                                         18.2          6.7       19.9
Special pension contribution                         (3.3)           -          -
Employee trust shares                                 2.2         (5.8)      (9.8)
Other cash movements                                 (5.3)        (2.2)      (7.2)
---------------------------------------------------------------------------------
Cash inflow from operating activities
of continuing operations                             73.6         71.3      155.9
Cash inflow from operating activities
of discontinued operations                7          16.1         28.3       64.1
Income tax paid                                     (34.0)       (28.1)     (65.2)
---------------------------------------------------------------------------------

Net cash inflow from operating activities            55.7         71.5      154.8

Investing activities
Interest received                                    10.7          2.1        7.9
Purchase of property, plant and equipment           (17.4)       (18.4)     (46.2)
Sale of property, plant and equipment                 1.1          3.0        4.6
Purchase of businesses                              (22.7)      (191.4)    (256.7)
Disposal of businesses                                  -            -        8.0
Demerger of business                                115.4            -          -
Other investment cash flows                          (3.4)        (0.2)       1.0
---------------------------------------------------------------------------------
Net cash inflow/(outflow) from investing activities  83.7       (204.9)    (281.4)

Financing activities
Interest paid                                       (12.1)        (3.1)     (12.5)
Dividends paid                                      (18.5)       (17.4)     (54.4)
(Decrease)/increase in short term loans            (120.3)        30.8      150.0
(Decrease)/increase in long term loans               (2.4)        28.8       24.5
Decrease in finance leases                           (0.2)           -       (0.2)
Shares issued for cash                               11.4          3.0        4.9
Purchase of own shares                                  -            -      (58.6)
---------------------------------------------------------------------------------
Net cash (outflow)/inflow from
financing activities                               (142.1)        42.1       53.7

Exchange losses on cash and cash equivalents         (0.6)        (1.3)      (0.9)

Decrease in cash and cash equivalents                (3.3)       (92.6)     (73.8)
---------------------------------------------------------------------------------

Cash and cash equivalents at start
of period                                            64.5        138.3      138.3
---------------------------------------------------------------------------------
Increase/(decrease) in cash and cash
equivalents from continuing operations               30.5        (92.9)     (79.3)
(Decrease)/increase in cash and cash
equivalents from discontinued operations   7        (33.8)         0.3        5.5
---------------------------------------------------------------------------------
Cash and cash equivalents at end of
period                                     9         61.2         45.7       64.5
---------------------------------------------------------------------------------



           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                    Capital   Cash flow
               Share     Share   redemption     hedging   Translation   Retained    Minority    Total
             capital   premium      reserve     reserve       reserve   earnings   interests   equity
                GBPm      GBPm         GBPm        GBPm          GBPm       GBPm        GBPm     GBPm
------------------------------------------------------------------------------------------------------

As at 1
January 2005   112.5      88.3          5.3                       0.7      276.8         3.9    487.5
Adoption of
IAS 32 and
39 (see
note 2d)                                           (1.3)                                         (1.3)
-------------------------------------------------------------------------------------------------------
As at 1
January 2005   112.5      88.3          5.3        (1.3)          0.7      276.8         3.9    486.2

Currency
translation
differences                                                       0.4                    0.3      0.7
Movement of
cash flow
hedging
position                                            2.1                                           2.1
Actuarial
loss
on pension
schemes                                                                    (19.2)               (19.2)
Deferred
taxation on
actuarial
loss                                                                         6.2                  6.2
2004 final
dividend                                                                   (39.3)               (39.3)
Net profit
for
the period                                                                  57.5         0.6     58.1
Issue of
share
capital          0.8      10.6                                                                   11.4
Cancellation
of own
shares          (3.3)                   3.3                                                         -
Sale of
employee
trust
shares                                                                       2.2                  2.2
Amortisation
of employee
trust shares                                                                 0.5                  0.5
Share option
charge                                                                       1.8                  1.8
Demerger of
business                                                                   (117.6)      (4.8)  (122.4)
------------------------------------------------------------------------------------------------------
As at 30
June 2005      110.0      98.9          8.6         0.8           1.1       168.9          -    388.3
------------------------------------------------------------------------------------------------------


As at 1
January 2004   112.1      83.8          5.3                                266.9         3.0    471.1
Currency
translation
differences                                                      (1.2)                  (0.2)    (1.4)
Actuarial
gain
on pension
schemes                                                                      8.0                  8.0
Deferred
taxation on
actuarial
gain                                                                        (2.4)                (2.4)
2003 final
dividend                                                                    (37.0)               (37.0)
Net profit
for
the period                                                                   64.4         0.6     65.0
Issue of
share
capital         0.2       2.8                                                                      3.0
Purchase of
employee
trust
shares                                                                       (5.8)                (5.8)
Amortisation
of employee
trust shares                                                                  0.4                  0.4
Share option
charge                                                                        1.9                  1.9
-------------------------------------------------------------------------------------------------------
As at 30
June 2004       112.3      86.6          5.3                      (1.2)     296.4         3.4    502.8
-------------------------------------------------------------------------------------------------------

As at 1
January 2004    112.1      83.8          5.3                                266.9         3.0    471.1
Currency
translation
differences                                                        0.7                   (0.3)     0.4
Actuarial
loss
on pension
schemes                                                                     (13.3)               (13.3)
Deferred
taxation on
actuarial
loss                                                                         4.0                   4.0
Movement in
pension asset
revaluation                                                                  (0.1)                (0.1)
2003 final
dividend                                                                    (37.0)               (37.0)
2004 interim
dividend                                                                    (18.9)               (18.9)
Net profit
for
the year                                                                     138.9         1.2    140.1
Issue of
share
capital          0.4       4.5                                                                      4.9
Purchase of
own shares                                                                   (58.6)               (58.6)
Purchase of
employee
trust
shares                                                                        (9.8)                (9.8)
Amortisation
of employee
trust shares                                                                   0.8                  0.8
Share option
charge                                                                         3.9                  3.9
--------------------------------------------------------------------------------------------------------
As at 31
December 2004   112.5      88.3          5.3                       0.7       276.8         3.9    487.5
--------------------------------------------------------------------------------------------------------



            CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE


                                          Six months     Six months    Year to
                                          to 30.6.05     to 30.6.04   31.12.04
                                                GBPm           GBPm       GBPm
--------------------------------------------------------------------------------

Profit for the period                           58.1           65.0      140.1

Actuarial (loss)/gain on pension schemes       (19.2)           8.0      (13.3)
Deferred taxation on actuarial loss/(gain)       6.2           (2.4)       4.0
Currency translation differences
arising in period                                0.7           (1.4)       0.4
Movement of cash flow hedging position           2.1
--------------------------------------------------------------------------------
(Expenses)/income not recognised in
income statement                               (10.2)           4.2       (8.9)
--------------------------------------------------------------------------------
Adoption of IAS 32 and 39 (see note 2d)         (1.3)
--------------------------------------------------------------------------------
Total recognised income for the period          46.6           69.2      131.2
--------------------------------------------------------------------------------

Attributable to:
Equity holders of the Company                   45.7           68.8      130.3
Minority Interests                               0.9            0.4        0.9
--------------------------------------------------------------------------------
Total recognised income for period              46.6           69.2      131.2
--------------------------------------------------------------------------------


Notes

1. Basis of preparation

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Company, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRS) adopted for use in the EU ('adopted IFRS').

This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRS. Based on the adopted and unadopted IFRS, the directors have made assumptions about the accounting policies expected to be applied, which are as set out in note 2, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that the following IFRS issued by the International Accounting Standards Board will be adopted by the EU in sufficient time that it will be available for use in the annual IFRS financial statements for the year ending 31 December 2005:

  IAS 19 'Employee benefits - Actuarial Gains and Losses, Group Plans and Disclosures'. The impact on the Group of this not being endorsed would be to record a portion of actuarial gains and losses in the income statement rather than directly to the statement of recognised income and expenses.

1. Basis of preparation (continued)
In addition, the adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

The comparative figures for the financial year ended 31 December 2004 are not the Company's statutory accounts for the financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices ('UK GAAP'), have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985. The figures for the six months ended 30 June 2004 and year ended 31 December 2004 are extracted from the '2004 Preliminary IFRS Financial Statements' (as adjusted per note 12) which were issued in a press release on 29 April 2005, a copy of which can be found on the Company's website.

2. Accounting policies

a) IFRS 1
The following exemptions, as set out in the '2004 Preliminary IFRS Financial Statements' have been adopted:

a) Business combinations: no retrospective application of IFRS 3 'Business Combinations' to business combinations that occurred prior to the transition to IFRS on 1 January 2004.
b) IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' came into effect on 1 January 2005. The Company took the exemption under IFRS 1 'First Full-time Adoption of International Financial Reporting Standards' not to restate comparative information in respect of these standards. As a consequence financial instruments included in the 2004 comparative information are still accounted for in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2005 results. In accordance with the transitional provisions of IFRS, this has been treated as a change in accounting policy. The accounting policy for financial instruments under IFRS is detailed in note 2 (d) of this report. The adjustments made to reserves as a result of adopting IAS 32 and IAS 39 on 1 January 2005 are detailed in the consolidated statement of recognised income and expense and the consolidated statement of changes in shareholder's equity.
c) Cumulative translation differences: cumulative translation differences have been reset to zero as at 1 January 2004, the date of transition to IFRS.
d) Fair value or revaluation at deemed cost: adoption of the exemption to treat revalued property, plant and equipment at deemed cost.

b) Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions are eliminated in preparing the financial statements.

c) Foreign currency
(i) Foreign currency transactions
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date.

(ii) Financial statements of foreign operations
Assets and liabilities of foreign operations, including goodwill, intangibles and fair value adjustments arising on consolidation, are translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses of foreign operations are translated at average exchange rates. Exchange differences arising on retranslation are recognised in the translation reserve.

(iii) Net investment in foreign operations
Exchange differences arising from the translation of the net investment in foreign operations and related hedges are taken to the translation reserve and released to the income statement on disposal.

d) Financial instruments
The financial statements for the year ended 31 December 2004 have been prepared using the accounting policies previously applied under UK GAAP for financial instruments as the Group has adopted the IFRS 1 exemption not to apply IAS 32 and IAS 39 to the comparative period. The accounting policies described below for financial instruments are applicable from 1 January 2005. The effect of adopting these standards was to recognise a net derivative liability of GBP1.3m in the opening balance sheet.

Under IAS 39, financial instruments are initially measured at fair value with subsequent measurement depending upon the classification of the instrument. Financial assets classified as 'available for sale' and financial assets or liabilities classified as 'at fair value through profit or loss' (including derivatives) are held at fair value. Other financial assets and liabilities are held at amortised cost, unless they are in a fair value hedging relationship. Derivative financial instruments are used to hedge exposures to foreign exchange and interest rate risks.

(i) Fair value hedge
Changes in the fair value of derivatives designated as hedges are recorded in the income statement together with any changes in the fair value of the associated hedged item with respect to the risk being hedged.

(ii) Cash flow hedge
Where derivatives that are designated and quality as a hedge are used to hedge forecast transactions any effective portion of the change in fair value is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit.

(iii) Hedge of net investment in foreign operations
Gains or losses on instruments used to hedge net investment in foreign operations that are effective hedges are recognised in equity. Ineffective hedges or portions thereof are recognised in the income statement.

e) Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Previously revalued properties were treated as deemed cost upon transition to IFRS.

f) Depreciation
Property, plant and equipment are depreciated over their estimated remaining useful lives at the following annual rates applied to book value less estimated residual value:

Buildings                         2% or life of lease if shorter
Plant and machinery               10 - 20%
Fixtures, fittings and equipment  10 - 33%
Freehold land                     Not depreciated

g) Intangible assets
(i) Goodwill
Acquisitions are accounted for using the purchase method. For acquisitions that have occurred on or after 1 January 2004, goodwill represents the difference between the cost and fair value of net identifiable assets. For acquisitions made before 1 January 2004, goodwill is included on the basis of deemed cost, which represents the amount previously recorded under UK GAAP. Goodwill is stated at cost less any impairment losses. Goodwill is not amortised but tested annually for impairment.

(ii) Other intangible assets
Intangible assets acquired in a business combination are recognised on acquisition and recorded at fair value. Amortisation is charged to the income statement on a straight line basis over the estimated useful economic life. Other intangible assets are stated at cost less accumulated amortisation and impairment losses.

h) Leases
Operating lease rentals and any incentives receivable are recognised in the income statement on a straight line basis over the term of the lease.

i) Impairment
Assets are reviewed at each balance sheet date for impairment. Impairment losses are recognised when the carrying amount of an asset or its cash generating unit exceeds its recoverable amount, with impairment losses being recognised in the income statement.

j) Inventories
Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value.

k) Cash and cash equivalents
Cash and cash equivalents comprise cash balances and fixed term investments with maturities of three months or less from the date of acquisition. Bank overdrafts repayable on demand are included in cash and cash equivalents.

l) Trade and other receivables
Trade and other receivables are stated at cost less any impairment losses.

m) Income tax
Income tax in the income statement comprises current and deferred tax. Income tax is recognised in the income statement except when it relates to items reflected in equity which are recognised in equity.

Current tax reflects tax payable on taxable income for the year and any adjustments in respect of prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between tax bases and carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which any asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

n) Revenue
Revenue from the sale of goods is recognised in the income statement when any significant risks and rewards of ownership have been transferred to the buyer. Revenue is not recognised if there is significant uncertainty regarding recovery of the consideration due or return of goods.

o) Employee benefits
(i) Defined contribution plans
Obligations for contributions to defined contribution pension schemes are charged to the income statement as incurred.

(ii) Defined benefit plans
The principal pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised) as if the standard had been endorsed for use in the EU. Accordingly all actuarial gains and losses as at 1 January 2004, the date of transition to IFRS, were recognised due to the prior adoption of FRS 17 'Retirement Benefits'. Actuarial gains and losses arising after 1 January 2004 are recognised in the consolidated statement of changes in shareholders' equity.

Pension liabilities are recognised in the consolidated balance sheet and represent the difference between the market value of scheme assets and the present value of scheme liabilities. Scheme liabiltiies are determined on an actuarial basis using the projected unit method and discounted using a rate of AA rated bonds that have a similar maturity to the scheme liabilties.

Current service cost, past service cost and gains and losses on any settlement and curtailments are charged to the income statement. The expected increase in the present value of scheme liabilities is included within finance cost and the expected return on scheme assets is included within finance income.

p) Share based payments
The Group operates equity settled, share based compensation plans. A charge is made in the income statement based on the fair value of option and other share based incentives using the Black Scholes model.

q) Provisions
Provisions are recognised when there is a present legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

r) Net Debt
Net debt is defined by the Company as cash and cash equivalents, net of interest bearing loans and borrowings.

3. Segment analysis
                                               Sales                       Operating profit
                ----------------------------------------------------------------------------
                 Six months    Six months    Year to    Six months    Six months    Year to
                 to 30.6.05    to 30.6.04   31.12.04    to 30.6.05    to 30.6.04   31.12.04
                       GBPm          GBPm       GBPm          GBPm          GBPm       GBPm
-------------------------------------------------------------------------------------------

North America         753.2         673.7    1,412.9          52.5          49.3      105.1
UK & Ireland          326.1         307.1      638.9          24.8          22.1       51.2
Continental
Europe
& Australasia         287.0         140.5      386.7          22.1           7.2       26.5
-------------------------------------------------------------------------------------------
                    1,366.3       1,121.3    2,438.5          99.4          78.6      182.8

Corporate                                                     (7.6)         (6.6)     (13.9)
Intangible
amortisation*                                                 (7.8)         (1.8)      (8.6)
--------------------------------------------------------------------------------------------
Continuing
operations          1,366.3       1,121.3    2,438.5          84.0          70.2      160.3

Discontinued
operations+           209.9         237.6      477.5          25.8          28.0       54.5
Intangible
amortisation                                                  (0.4)           (0.3)    (0.7)
--------------------------------------------------------------------------------------------
                    1,576.2       1,358.9    2,916.0         109.4          97.9      214.1
--------------------------------------------------------------------------------------------

*For the six months to 30 June 2005 intangible amortisation for continuing operations comprised North America GBP1.1m, UK & Ireland GBP0.1m and Continental Europe & Australasia GBP6.6m. For the six months to 30 June 2004 all of the intangible amortisation for continuing operations related to Continental Europe & Australasia. For the year to 31 December 2004 intangible amortisation for continuing operations comprised North America GBP0.5m, UK & Ireland GBP0.2m and Continental Europe & Australasia GBP7.9m.

+Operating profit from discontinued operations for the six months to 30 June 2005 is stated before demerger costs of GBP17.3m.

4. Finance income/(cost)
                                             Six months    Six months    Year to
                                             to 30.6.05    to 30.6.04   31.12.04
Continuing operations                              GBPm          GBPm       GBPm

Bank deposits                                       9.3           1.6        8.2
Expected return on pension scheme assets            4.9           4.7        8.8
--------------------------------------------------------------------------------
Finance income                                     14.2           6.3       17.0
--------------------------------------------------------------------------------

Bank loans and overdrafts                         (13.2)         (1.7)     (10.4)
Interest on pension scheme liabilities             (5.0)         (5.0)      (9.5)
--------------------------------------------------------------------------------
Finance cost                                      (18.2)         (6.7)    (19.9)
--------------------------------------------------------------------------------



5. Income tax for continuing operations

A taxation charge of 32.0% (2004: 33.4%) on the profit on underlying operations excluding the impact of intangible amortisation of GBP7.8m (2004: GBP1.8m) and related deferred tax of GBP2.0m (2004: GBP0.5m) has been provided based on the estimated effective rate of taxation for the year. Including the impact of intangible amortisation and related deferred tax, the overall tax rate is 32.6% (2004: 33.5%). The income tax charge includes UK tax of GBP3.8m, GBP5.9m and GBP8.7m for the six months to 30 June 2005 and 2004, and the year to 31 December 2004 respectively.

6. Dividends
                                              Per share                                  Total
                  ----------------------------------------------------------------------------
                  Six months    Six months      Year to    Six months    Six months    Year to
                  to 30.6.05    to 30.6.04     31.12.04    to 30.6.05    to 30.6.04   31.12.04
                                                                 GBPm          GBPm       GBPm
---------------     ---------     ---------   ---------     ---------     ---------    -------

2003 final                            8.25p        8.25p                       37.0       37.0
2004 interim                                       4.15p                                  18.5
2004 final             9.15p                                     39.3
----------------------------------------------------------------------------------------------
                       9.15p          8.25p        12.4p         39.3          37.0       55.5
----------------------------------------------------------------------------------------------

The 2004 interim dividend paid was GBP18.5m, GBP0.4m lower than the amount proposed of GBP18.9m due to the impact of the Company purchasing its own shares. The 2004 final dividend of 9.15p was declared on 28 February 2005 and totalled GBP39.3m when paid on 1 July 2005. The 2005 interim dividend of 4.9p will be paid on 3 January 2006 to shareholders on the register on 18 November 2005.

7. Discontinued operations

Following the demerger of Filtrona on 6 June 2005, this business has been presented as 'discontinued operations' in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'. There is no impact on the prior period financial statements other than a change in the presentation of Filtrona's results and cash flows as discontinued operations.

Income statement

                                               Six months    Six months    Year to
                                               to 30.6.05*   to 30.6.04   31.12.04
                                                     GBPm          GBPm       GBPm
-----------------------------------------------------------------------------------
Revenue                                             209.9         237.6      477.5
-----------------------------------------------------------------------------------

Operating profit before intangible amortisation
and demerger costs                                   25.8          28.0       54.5
Intangible amortisation                              (0.4)         (0.3)      (0.7)
Demerger costs                                      (17.3)            -          -
-----------------------------------------------------------------------------------
Operating profit before financing and tax             8.1          27.7       53.8
Finance income                                        3.4           3.8        8.0
Finance cost                                         (4.8)         (4.6)      (9.9)
-----------------------------------------------------------------------------------
Profit before income tax                              6.7          26.9       51.9
Income tax                                           (2.5)         (8.3)     (16.2)
-----------------------------------------------------------------------------------
Profit for the period                                 4.2          18.6       35.7
-----------------------------------------------------------------------------------

* The results for the period represent the five months trading under the Company's ownership.


7. Discontinued operations (continued)

Cash flow statement

                                              Six months    Six months    Year to
                                              to 30.6.05    to 30.6.04   31.12.04
                                                    GBPm          GBPm       GBPm
----------------------------------------------------------------------------------
Profit before income tax                             6.7          26.9       51.9

Adjustments for non-cash items:
  Depreciation                                       8.9          10.2       20.1
  Intangible amortisation                            0.4           0.3        0.7
  Share option charge                                0.5           0.6        1.1
  Other                                             (0.5)          2.1        4.8
Working capital movement                           (11.7)        (12.2)     (14.2)
Demerger accrual                                    13.9             -          -
Finance income                                      (3.4)         (3.8)      (8.0)
Finance cost                                         4.8           4.6        9.9
Special pension contribution                        (1.5)            -          -
Other cash movements                                (2.0)         (0.4)      (2.2)
----------------------------------------------------------------------------------
Cash inflow from operating activities               16.1          28.3       64.1
Income tax paid                                     (2.8)         (6.3)     (14.9)
----------------------------------------------------------------------------------
Net cash inflow from operating activities           13.3          22.0       49.2
Net cash outflow from investing activities         (12.3)        (32.8)     (56.0)
Net cash (outflow)/inflow from financing
activities                                         (35.1)         11.6       11.9
Exchange gains/(losses) on cash and cash
equivalents                                          0.3          (0.5)       0.4
----------------------------------------------------------------------------------
Net(decrease)/increase in cash and
cash equivalents                                   (33.8)          0.3        5.5
----------------------------------------------------------------------------------


8. Earnings per share

                                               Six months    Six months    Year to
                                               to 30.6.05    to 30.6.04   31.12.04
                                                     GBPm          GBPm       GBPm
----------------------------------------------------------------------------------

Continuing operations
Profit for the period attributable
to the Company                                       53.9          46.4      104.4
Adjustment*                                           5.8           1.3        6.3
-----------------------------------------------------------------------------------
Adjusted profit                                      59.7          47.7      110.7
-----------------------------------------------------------------------------------

Discontinued operations
Profit for the period attributable
to discontinued operations
(net of minority interests)                           3.6          18.0       34.5
Adjustment*                                           0.3           0.2        0.5
----------------------------------------------------------------------------------
Adjusted Profit                                       3.9          18.2       35.0
----------------------------------------------------------------------------------

Basic weighted average ordinary shares in
issue (million)+                                     336.0        345.3      344.6
Dilutive effect of employee share plans (million)+     2.2          1.5        1.3
----------------------------------------------------------------------------------
Diluted weighted average ordinary shares (million)+  338.2        346.8      345.9
----------------------------------------------------------------------------------

Continuing operations
Basic earnings per share                             16.0p         13.4p      30.3p
----------------------------------------------------------------------------------
Adjustment*                                           1.8p          0.4p       1.8p
----------------------------------------------------------------------------------
Adjusted earnings per share                          17.8p         13.8p      32.1p
----------------------------------------------------------------------------------
Diluted basic earnings per share                     15.9p         13.4p      30.2p
----------------------------------------------------------------------------------


Discontinued operations
Basic earnings per share                              1.1p          5.2p      10.0p
----------------------------------------------------------------------------------
Adjustment*                                           0.1p          0.1p       0.2p
----------------------------------------------------------------------------------
Adjusted earnings per share                           1.2p          5.3p      10.2p
----------------------------------------------------------------------------------
Diluted basic earnings per share                      1.1p          5.2p      10.0p
----------------------------------------------------------------------------------

Adjusted earnings per share is provided to reflect the underlying earnings performance of the Group.

*The adjustment relates to intangible amortisation and related deferred tax. +Restated for share consolidation (using a ratio of 7 new Bunzl shares for 9 old Bunzl shares).


9. Net debt
                                                   30.6.05    30.6.04   31.12.04
                                                      GBPm       GBPm       GBPm
--------------------------------------------------------------------------------

Cash at bank and in hand                              82.9       57.5       78.4
Short term deposits repayable on demand                7.9       18.1        8.8
Overdrafts                                           (42.6)     (31.5)     (43.2)
--------------------------------------------------------------------------------
Cash                                                  48.2       44.1       44.0
--------------------------------------------------------------------------------
Short term deposits not repayable on demand           13.0        1.6       20.5
--------------------------------------------------------------------------------
Cash and cash equivalents                             61.2       45.7       64.5
--------------------------------------------------------------------------------
Current liabilities - interest bearing
loans and borrowings                                 (59.0)     (46.4)    (179.5)
--------------------------------------------------------------------------------
Non-current liabilities - interest bearing
loans and borrowings                                (287.8)    (305.0)    (290.2)
--------------------------------------------------------------------------------
Net debt                                            (285.6)    (305.7)    (405.2)
--------------------------------------------------------------------------------



10. Reconciliation of UK GAAP profit to IFRS profit for the six months to 30
June 2004

                                             Continuing   Discontinued
                                             operations     operations    Total
                                                   GBPm           GBPm     GBPm
--------------------------------------------------------------------------------
Profit for the period under UK GAAP                39.9           18.8     58.7
Non-amortisation of goodwill*                       7.0            1.1      8.1
Deferred tax on previously revalued land and
buildings                                             -            0.5      0.5
Release of deferred tax recognised on
intangibles                                         0.5              -      0.5
Share based payments (net of taxation)             (1.0)          (0.5)    (1.5)
Impairment of previously revalued land and
buildings                                             -           (1.3)   (1.3)
--------------------------------------------------------------------------------
Profit for the period under IFRS                   46.4           18.6     65.0
--------------------------------------------------------------------------------


* The above reconciliation reflects an adjustment for IAS 38 'Intangible Assets' from the press release issued on 29 April 2005. The tax amortisation benefit included in the fair value of intangible assets recognised as part of the business combination has been presented within intangible assets rather than goodwill and is now amortised through the income statement. Accordingly a further GBP0.6m has been charged to the income statement for the six months to 30 June 2004.


11. Reconciliation of UK GAAP equity to IFRS equity

                                            Capital
                       Share     Share   redemption   Translation   Retained   Minority    Total
                     capital   premium      reserve       reserve   earnings   interest   equity
                        GBPm      GBPm         GBPm          GBPm       GBPm       GBPm     GBPm
-------------------------------------------------------------------------------------------------

As at 30 June
2004 under UK
GAAP                   112.3      86.6          5.3                    267.5        3.3    475.0
IFRS adjustments
  non-amortisation of
  goodwill*                                                              8.1                 8.1
  pension asset
  revaluation                                                           (0.6)              (0.6)
  deferred tax
  liabilities on
  property
  revaluations                                                          (1.3)              (1.3)
  deferred tax
  asset on share
  options                                                                2.2                 2.2
  deferred tax
  liabilities on
  business
  combination
  intangibles                                                            0.5                 0.5
  undeclared
  dividends                                                             18.8        0.1     18.9
  reclassification
  of opening
  translation
  reserve                                                    (1.2)       1.2                   -
-------------------------------------------------------------------------------------------------
As at 30 June
2004 under IFRS        112.3      86.6          5.3          (1.2)     296.4        3.4    502.8
-------------------------------------------------------------------------------------------------

As at 31 December 2004
under UK GAAP          112.5      88.3          5.3                    222.0        3.7    431.8
IFRS adjustments
  non-amortisati on of
  goodwill*                                                             15.8                15.8
  timing of fair
  value
  adjustment                                                           (2.2)                (2.2)
  pension asset
  revaluation                                                          (0.7)                (0.7)
  deferred tax
  liabilities on
  property
  revaluations                                                         (1.3)                (1.3)
  deferred tax
  asset on share
  options                                                                1.9                 1.9
  deferred tax
  liabilities on
  business
  combination
  intangibles                                                            2.3                 2.3
  undeclared
  dividends                                                             39.7        0.2     39.9
  reclassification of
  opening
  translation reserve                                                    0.7       (0.7)       -
--------------------------------------------------------------------------------------------------
As at 31 December 2004
under IFRS             112.5      88.3          5.3           0.7      276.8        3.9    487.5
---------------------------------------------------------------------------------------------------

*The above reconciliations reflect an adjustment for IAS 38 'Intangible Assets' from the press release issued on 29 April 2005. The tax amortisation benefit included in the fair value of intangible assets recognised as part of the business combination has been presented within intangible assets rather than goodwill and is now amortised through the income statement. Accordingly a further GBP0.6m and GBP2.5m have been charged to the income statement for the six months to 30 June 2004 and the year to 31 December 2004 respectively.


INDEPENDENT REVIEW REPORT
by KPMG Audit Plc to Bunzl plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 6 to 21 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRS adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the European Union, will be so adopted in time to be applicable to the next annual financial statements.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.


KPMG Audit Plc
Chartered Accountants
London
30 August 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 30, 2005                     By:__/s/ Anthony Habgood__

                                              Title:   Chairman